Exhibit 12.1

AmeriGas Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(thousands of dollars)

	Six Months Ended March 31, 2009	Year Ended September 30,
		2008	2007	2006	2005	2004
Earnings:
Earnings before income taxes	$276,361	$161,978	$194,243	$92,883	$63,777	$93,545
Less: Equity investee income (loss)	—	—	—	—	(15)	692
Add: Dividends from equity investee	—	—	—	—	1,125	—
Interest expense	36,520	72,886	71,487	74,094	79,900	83,175
Estimated interest component of rental expense	8,986	18,608	18,781	17,695	16,567	15,204

	$321,867	$253,472	$284,511	$184,672	$161,384	$191,232

Fixed Charges:
Interest expense	$36,520	$72,886	$71,487	$74,094	$79,900	$83,175
Estimated interest component of rental expense	8,986	18,608	18,781	17,695	16,567	15,204

	$45,506	$91,494	$90,268	$91,789	$96,467	$98,379

Ratio of earnings to fixed charges	7.07	2.77	3.15	2.01	1.67	1.94